Cerecor Inc. Reports Third Quarter 2017 Financial Results
Current cash and escrowed cash receivables in excess of $27 million

BALTIMORE – (Marketwired) – November 6, 2017 – Cerecor Inc. (NASDAQ: CERC), a biopharmaceutical company developing innovative drug candidates for patients with neurologic and neuropsychiatric disorders, today announced its financial results for the third quarter of 2017.

“In the third quarter, we bolstered our cash position by selling all rights for CERC-501 to Janssen Pharmaceuticals, Inc. (“Janssen”) for $25 million plus the potential for a $20 million future regulatory milestone payment,” said John Kaiser, interim Chief Executive Officer of Cerecor. “We are now positioned financially to develop our product candidates in rare and orphan diseases.”

Third Quarter 2017 Recent Highlights

•
Sold CERC-501 to Janssen for an initial payment of $25 million, of which $3.75 million was deposited into a 12-month escrow to secure future indemnification obligations to Janssen, and a potential future $20 million regulatory milestone payment.

•	Cerecor pays off its outstanding debt and shores up balance sheet with proceeds from sale of CERC-501.

Third Quarter 2017 Financial Results

Cerecor reported net income of $18.7 million, or $0.52 per common share - basic, for the three months period ended September 30, 2017, compared to a net loss of $6.2 million, or $0.70 loss per common share - basic, for the third quarter of 2016. The Company reported $0.52 income per diluted common share for the third quarter of 2017, compared to $0.70 loss per diluted common share for the third quarter of 2016.

The Company recorded $25 million in license and other revenue from the sale of CERC-501 to Janssen, and also recognized grant revenue of $0.04 million for the third quarter of 2017, which reflects the revenue earned from our research and development grant awarded by the National Institute on Alcohol Abuse and Alcoholism at the National Institutes of Health. This grant provided us with additional resources to continue the development of CERC-501 for the treatment of alcohol use disorder. The Company had grant revenue for the third quarter of 2016 of $0.3 million which related to our research and development grant awarded in 2016 from the National Institute of Drug Abuse for development of CERC-501 in smoking cessation. The Company does not expect any further grant revenue due to the sale of CERC-501.

Research and development expenses decreased to $1.0 million for the third quarter of 2017, compared to $4.6 million for the third quarter of 2016. This decrease was driven primarily by the completion of our Phase 2 clinical trials for CERC-301 and CERC-501 in late 2016. Under the terms of the agreement with Janssen, they will assume the ongoing clinical trials and be responsible for any new development or commercialization of CERC-501.

General and administrative expenses increased to $2.2 million for the third quarter of 2017, compared to $1.7 million for the third quarter of 2016. This increase was driven primarily by expenses associated with the sale of CERC-501

As of September 30, 2017, cash and cash equivalents were $24.0 million, escrowed cash receivable was $3.75 million and current liabilities were $4.8 million.

Based on our current research and development plans, we expect that our existing cash and cash equivalents, together with the initial proceeds from the Janssen sale, will enable us to fund our operating expenditure requirements through at least 2018.

About Cerecor

Cerecor is a biopharmaceutical company that is developing innovative drug candidates to make a difference in the lives of patients with neurologic and psychiatric disorders. Cerecor’s lead drug candidate is CERC-301, which Cerecor currently intends to explore as a novel treatment for orphan neurological indications. Cerecor is also developing two pre-clinical stage compounds, CERC-611 and CERC-406. Cerecor’s portfolio of product candidates is summarized below:

CERC‑301 belongs to a class of compounds known as antagonists of the N‑methyl‑D‑aspartate (“NMDA”) receptor, a receptor subtype of the glutamate neurotransmitter system that is responsible for controlling neurological adaptation. Given its selective mechanism of action and tolerability profile, Cerecor believes CERC-301 may be well suited to address unmet medical needs in other neurological indications. Cerecor is now embarking on a pre-clinical and clinical program to explore the use of CERC-301 in orphan neurological conditions.

CERC-611 is a potent and selective transmembrane AMPA receptor regulatory proteins -γ8-dependent α-amino-3-hydroxy-5-methyl-4-isoxazolepropionic acid ("AMPA") receptor antagonist, which Cerecor plans to develop as an adjunctive therapy for the treatment of partial-onset seizures with or without secondarily generalized seizures in patients with epilepsy.
CERC-406 is a brain penetrant catechol-O-methyltransferase inhibitor with potential pro-cognitive activity. Cerecor believes CERC‑406 may have the potential to be developed for the treatment of residual cognitive impairment symptoms.

The Company plans both to evaluate its current portfolio for potential new indications, focusing on orphan neurologic diseases, and to identify potential new product candidates that could be in-licensed.

Forward-Looking Statements
This press release may include forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to significant risks and uncertainties that are subject to change based on various factors (many of which are beyond Cerecor’s control), which could cause actual results to differ from the forward-looking statements. Such statements may include, without limitation, statements with respect to Cerecor’s plans, objectives, projections, expectations and intentions and other statements identified by words such as "projects," "may," "will," "could," "would," "should," "continue," "seeks," "aims," "predicts," "believes," "expects," "anticipates," "estimates," "intends," "plans," "potential" or similar expressions (including their use in the negative), or by discussions of future matters such as the receipt of the escrowed initial gross proceeds amount or the potential future regulatory milestone payment from Janssen, the development of product candidates or products, potential attributes and benefits of product candidates, the expansion of Cerecor’s drug portfolio, Cerecor’s ability to identify new indications for its current portfolio and new product candidates that could be in-licensed and other statements that are not historical. These statements are based upon the current beliefs and expectations of Cerecor’s management but are subject to significant risks and uncertainties, including those detailed in Cerecor’s filings with the Securities and Exchange Commission. Actual results may differ from those set forth in the forward-looking statements. Except as required by applicable law, Cerecor expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Cerecor’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For more information about the Company and its products, please visit www.cerecor.com or contact Mariam E. Morris, Chief Financial Officer, at (410) 522-8707.

Cerecor Inc.
Condensed Statements of Operations (Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
License and other revenue	$25,000	$—	$25,000	$—
Grant revenue	38	321	580	972
	25,038	321	25,580	972
Operating expenses:
Research and development	965	4,582	2,411	9,377
General and administrative	2,152	1,703	4,921	5,989
Income (loss) from operations	21,921	(5,964)	18,248	(14,394)
Other income (expense):
Change in fair value of warrant liability and unit purchase liability	1	(101)	(2)	(58)
Interest income (expense), net	29	(104)	(54)	(381)
Total other income (expense)	30	(205)	(56)	(439)
Income (loss) before taxes	21,951	(6,169)	18,192	(14,833)
Income tax expense	3,230	—	3,230	—
Net income (loss) after taxes	$18,721	$(6,169)	$14,962	$(14,833)

Net income (loss) per common share, basic and diluted	$0.52	$(0.70)	$0.65	$(1.71)

Weighted-average number of common shares, basic	21,382,683	8,756,393	14,952,391	8,685,818
Weighted-average number of common shares, diluted	21,407,702	8,756,393	14,960,032	8,685,818

The condensed statements of operations for the three and nine months ended September 30, 2017 and 2016 have been derived from the reviewed financial statements but do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

Cerecor Inc.
Condensed Balance Sheets
(in thousands)

	September 30, 2017 (Unauditited)	December 31, 2016 (Auditited)
Assets
Current Assests
Cash and cash equivalents	$23,955	$5,128
Escrowed cash receivable	3,751	—
Grants receivable	30	133
Prepaid expenses and other current assets	342	391
Restricted cash, net of current portion	29	11
Total current assets	28,107	5,663
Property and equipment, net	34	43
Restricted cash, net of current portion	63	63
Total assets	$28,204	$5,769
Liabilities and stockholders' equity
Current liabilities	$4,834	$4,312
License obligations	1,250	1,250
Liabilities	6,084	5,562
Stockholders' equity	22,120	207
Total liabilities and stockholders' equity	$28,204	$5,769

The condensed balance sheets as of September 30, 2017 and December 31, 2016 have been derived from the reviewed and audited financial statements, respectively. They do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.